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                                                                    Exhibit 23.1


                         CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Annual Report (Form 10-K) of Apple Hospitality Two, Inc. of our report dated February 15, 2002, included in the 2001 Annual Report to Shareholders of Apple Hospitality Two, Inc.

Our audits also included the financial statement schedule of Apple Hospitality Two, Inc. listed in Item 14(a). This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                           /s/ Ernst & Young LLP



Richmond, Virginia
March 26, 2002